FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 31st October, 2003	Apostolos Tamvakakis Deputy Governor

PRESS RELEASE

National Bank of Greece S.A. announces that its Board of Directors has approved, at its meetings held on 29.10.03 and 30.10.03, the merger through absorption by the Bank of its affiliated companies “Hellenic Hotel Tourist and Consulting Enterprises S.A.”, “Société Nationale Consultante Foncière et Touristique S.A.” and “Olympias Tourism Hotels S.A.”, in whose share capital NBG participates 100%, as well as the relevant Draft Merger Agreements. The decision for the above mergers was taken in the context of the NBG Group’s restructuring programme and shall be effected pursuant to the provisions of Law 2166/93, art. 1-5, and Codified Law 2190/20, art. 69-77 and 78, using Transformation Financial Statements of 30.9.2003. Completion of the aforesaid mergers will not result in any increase in NBG’s share capital.